UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 12)1

Nano Dimension Ltd.

(Name of Issuer)

Ordinary Shares par value NIS 5.00 per share

(Title of Class of Securities)

63008G203

(CUSIP Number)

MURCHINSON LTD.

145 Adelaide Street West, Fourth Floor

Toronto, Ontario Canada A6 M5H 4E5

(416) 845-0666

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Murchinson Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,775,000*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,775,000*
	10	SHARED DISPOSITIVE POWER

7,775,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,550,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

2

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Nomis Bay Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,665,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,665,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,665,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

3

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

BPY Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,110,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,110,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,110,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

4

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

EOM Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,775,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,775,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

5

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

James Keyes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,775,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,775,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

6

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Jason Jagessar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Trinidad and Tobago
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,775,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,775,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

7

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Chaja Carlebach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,775,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,775,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

8

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Marc J. Bistricer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,775,000*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,775,000*
	10	SHARED DISPOSITIVE POWER

7,775,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,550,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

9

CUSIP No. 63008G203

The following constitutes Amendment No. 12 to the Schedule 13D filed by the undersigned (the “Amendment No. 12”). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 28, 2024, Murchinson Ltd. (“Murchinson”) issued a press release and open letter to the Issuer's shareholders (collectively, the “Letter”) regarding the latest questionable actions taken by the Issur’s CEO Yoav Stern and its Board of Directors (the “Board”). In the Letter, Murchinson exposes, among other things, a recent all-expenses paid trip for Mr. Stern and the Board, despite the Issuer recently cutting 25% of its workforce to reduce cash burn. Murchinson also questions the timing of the recent stock price jump of Desktop Metal, Inc. (“Desktop Metal”) in the context of the said Board trip, leading Murchinson to believe the Issuer may be in deal talks with Desktop Metal and urges the Board to seek shareholder approval for any strategic deal.

The Letter further discloses Murchinson’s expectation that the Israeli Court will issue a ruling on the validity of the March 2023 extraordinary general meeting vote, in which the Issuer’s shareholders overwhelmingly supported Murchinson’s proposals. Pending the outcome of various lawsuits, Murchinson affirms its willingness to continue to spend the time and resources necessary to replace the Board and Mr. Stern at the Issuer’s 2024 Annual General Meeting.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the Letter, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in the Securities of the Issuer.

Items 5 (a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 219,237,825 Shares outstanding, as of March 31, 2024, which is the total number of Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 3, 2024.

A.	Nomis Bay
(a)	As of the date hereof, Nomis Bay beneficially owned 4,665,000 Shares.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,665,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,665,000

(c)	Nomis Bay has not entered into any transactions in the Shares during the past sixty days.
B.	BPY
(a)	As of the date hereof, BPY beneficially owned 3,110,000 Shares.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,110,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,110,000

(c)	BPY has not entered into any transactions in the Shares during the past sixty days.
C.	EOM
(a)	EOM, as the investment advisor to each of Nomis Bay and BPY, may be deemed the beneficial owner of the (i) 4,665,000 Shares owned by Nomis Bay and (ii) 3,110,000 Shares owned by BPY.

10

CUSIP No. 63008G203

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,775,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,775,000

(c)	EOM has not entered into any transactions in the Shares during the past sixty days.
D.	Murchinson
(a)	Murchinson, as the sub-investment advisor to each of Nomis Bay and BPY and the investment advisor to the Managed Positions, may be deemed the beneficial owner of the (i) 4,665,000 Shares owned by Nomis Bay, (ii) 3,110,000 Shares owned by BPY and (iii) 7,775,000 Shares held through the Managed Positions.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 7,775,000
2. Shared power to vote or direct vote: 7,775,000
3. Sole power to dispose or direct the disposition: 7,775,000
4. Shared power to dispose or direct the disposition: 7,775,000

(c)	Murchinson has not entered into any transactions in the Shares during the past sixty days.
E.	Mr. Keyes
(a)	Mr. Keyes, as a director of each of Nomis Bay and BPY, may be deemed the beneficial owner of the (i) 4,665,000 Shares owned by Nomis Bay and (ii) 3,110,000 Shares owned by BPY.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,775,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,775,000

(c)	Mr. Keyes has not entered into any transactions in the Shares during the past sixty days.
F.	Mr. Jagessar
(a)	Mr. Jagessar, as a director of each of Nomis Bay and BPY, may be deemed the beneficial owner of the (i) 4,665,000 Shares owned by Nomis Bay and (ii) 3,110,000 Shares owned by BPY.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,775,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,775,000

11

CUSIP No. 63008G203

(c)	Mr. Jagessar has not entered into any transactions in the Shares during the past sixty days.
G.	Ms. Carlebach
(a)	Ms. Carlebach, as the director of EOM, may be deemed the beneficial owner of the (i) 4,665,000 Shares owned by Nomis Bay and (ii) 3,110,000 Shares owned by BPY.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,775,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,775,000

(c)	Ms. Carlebach has not entered into any transactions in the Shares during the past sixty days.
H.	Mr. Bistricer
(a)	Mr. Bistricer, as the Chief Executive Officer and Chief Investment Officer of Murchinson, may be deemed the beneficial owner of the (i) 4,665,000 Shares owned by Nomis Bay, (ii) 3,110,000 Shares owned by BPY and (iii) 7,775,000 Shares held through the Managed Positions.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 7,775,000
2. Shared power to vote or direct vote: 7,775,000
3. Sole power to dispose or direct the disposition: 7,775,000
4. Shared power to dispose or direct the disposition: 7,775,000

(c)	Mr. Bistricer has not entered into any transactions in the Shares during the past sixty days.
Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Press Release and Letter to Shareholders of the Issuer, dated June 28, 2024.
12

CUSIP No. 63008G203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2024

Nomis Bay Ltd

By:	/s/ James Keyes
	Name:	James Keyes
	Title:	Director

BPY Limited

By:	/s/ James Keyes
	Name:	James Keyes
	Title:	Director

EOM Management Ltd.

By:	/s/ Chaja Carlebach
	Name:	Chaja Carlebach
	Title:	Director

Murchinson Ltd.

By:	/s/ Marc J. Bistricer
	Name:	Marc J. Bistricer
	Title:	Chief Executive Officer

/s/ James Keyes
James Keyes

/s/ Jason Jagessar
Jason Jagessar

/s/ Chaja Carlebach
Chaja Carlebach

/s/ Marc J. Bistricer
Marc J. Bistricer

13